UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ProKidney Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G7S53R104
(CUSIP Number)

Chamath Palihapitiya
c/o SC Master Holdings, LLC
506 Santa Cruz Avenue, Suite 300
Menlo Park, California 94025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. G7S53R104

1	NAMES OF REPORTING PERSONS Chamath Palihapitiya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consisting of 3,000,000 Class A ordinary shares, par value $0.0001 per share, of ProKidney Corp. (the “Issuer,” and its Class A ordinary shares, the “Issuer Class A ordinary shares”). A trust for the benefit of members of Mr. Palihapitiya’s immediate family (the “Trust”) is the record holder of the 3,000,000 of the Issuer Class A ordinary shares reported herein. Mr. Palihapitiya may be deemed to beneficially own Issuer Class A ordinary shares held directly by the Trust.

1	NAMES OF REPORTING PERSONS SC PIPE Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS SC Master Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 20, 2022, as amended to date (the “Schedule 13D”), relating to the Class A ordinary shares, par value $0.0001 per share (the “Issuer Class A ordinary shares”), of ProKidney Corp., a Cayman Islands exempted company limited by shares (the “Issuer”). The address of the principal executive office of the Issuer is 2000 Frontis Plaza Blvd., Ste 250, Winston-Salem, NC 27103.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein as so defined.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Amendment is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On November 19, 2023, the Issuer entered into a Share Repurchase Agreement with SC PIPE Holdings LLC and SC Master Holdings, LLC pursuant to which the Issuer agreed to repurchase 5,183,367 and 2,073,000 Issuer Class A ordinary shares from SC PIPE Holdings LLC and SC Master Holdings, LLC, respectively, at a price of $1.309 per share.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and supplemented by the following:

The information contained on the cover pages of this Amendment is incorporated herein by reference. The aggregate percentage of Issuer Class A ordinary shares reported as beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon 67,136,714 Issuer Class A ordinary shares outstanding, which is the total number of Issuer Class A ordinary shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2023.

All share counts and ownership percentages reported in this Amendment are calculated after giving effect to the sales of Issuer Class A ordinary shares that are described in Item 5(c) of this Amendment.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 6, 2023, SC PIPE Holdings LLC sold 79,600 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.5555 per share.

On November 7, 2023, SC PIPE Holdings LLC sold 71,233 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.5915 per share.

On November 8, 2023, SC PIPE Holdings LLC sold 59,000 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.6570 per share.

On November 9, 2023, SC PIPE Holdings LLC sold 95,900 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.6757 per share.

On November 10, 2023, SC PIPE Holdings LLC sold 85,900 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.6113 per share.

On November 13, 2023, SC PIPE Holdings LLC sold 88,700 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.5747 per share.

On November 14, 2023, SC PIPE Holdings LLC sold 306,200 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.4993 per share.

On November 15, 2023, SC PIPE Holdings LLC sold 282,300 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.4883 per share.

On November 16, 2023, SC PIPE Holdings LLC sold 212,100 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.2230 per share.

On November 17, 2023, SC PIPE Holdings LLC sold 258,400 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.1935 per share.

On November 19, 2023, the Issuer repurchased 5,183,367 and 2,073,000 Issuer Class A ordinary shares from SC PIPE Holdings LLC and SC Master Holdings, LLC, respectively, in a private transaction at a price of $1.309 per share.

Item 5(e) of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer Class A ordinary shares on November 19, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7. Share Repurchase Agreement, dated November 19, 2023, by and among the Issuer, SC PIPE Holdings LLC and SC Master Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

CHAMATH PALIHAPITIYA

By:	/s/ Chamath Palihapitiya

SC PIPE HOLDINGS LLC

By: SC MASTER HOLDINGS, LLC, its sole member

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

SC MASTER HOLDINGS, LLC

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer